UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Introgen Therapeutics Incorporated

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

46119F 10 7

(CUSIP Number)

November 8, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46119F 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sanofi-Aventis Not applicable

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 4,322,369 shares

	7.	Sole Dispositive Power 4,322,369 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,322,369 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9)* 11.6%

12.	Type of Reporting Person* CO

*     Beneficial ownership percentages set forth herein assume that at as of the date of this report, there were 37,130,176  shares of Common Stock outstanding.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Holdings Inc. 51-0414396

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 4,322,369 shares

	7.	Sole Dispositive Power 4,322,369 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,322,369 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person* CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Aventis Inc. 23-1699163

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 4,322,369 shares

	7.	Sole Dispositive Power 4,322,369 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person* CO

Item 1.
	(a)	Name of Issuer Introgen Therapeutics Incorporated
	(b)	Address of Issuer’s Principal Executive Offices 201 Congress Avenue, Suite 1850 Austin, Texas 78701

Item 2.
	(a)	Name of Person Filing (i) Sanofi-Aventis (ii) Aventis Pharmaceuticals Inc (iii) Aventis Holdings Inc. (iv) Aventis Inc.
(b)

Address of Principal Business Office or, if none, Residence
(i)            174 avenue de France, 75013 ParisFrance

(ii)           300 Somerset Corporate Boulevard, Bridgewater, New Jersey 08807

(iii)          3711 Kennett Pike, Suite 200 Greenville, Delaware 19801

(iv)          3711 Kennett Pike, Suite 200 Greenville, Delaware 19801

	(c)	Citizenship (i) Sanofi-Aventis : France (ii) Aventis Pharmaceuticals Inc : Delaware (iii) Aventis Holdings Inc.: Delaware (iv) Aventis Inc. : Pennsylvania
	(d)	Title of Class of Securities COMMON STOCK, $.001 PAR VALUE
	(e)	CUSIP Number 928241108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 3 is not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (i) Sanofi-Aventis : 4,322,369 (ii) Aventis Pharmaceuticals Inc : 2,343,721 (iii) Aventis Holdings Inc.: 4,322,369 (iv) Aventis Inc. : 4,322,369
(b) Percent of class: (i) Sanofi-Aventis : 11.6% (ii) Aventis Pharmaceuticals Inc : 6.3% (iii) Aventis Holdings Inc.: 11.6% (iv) Aventis Inc. : 11.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (i) Sanofi-Aventis : 4,322,369 (ii) Aventis Pharmaceuticals Inc : 2,343,721 (iii) Aventis Holdings Inc.: 4,322,369 (iv) Aventis Inc. : 4,322,369
(ii) Shared power to vote or to direct the vote None
(iii) Sole power to dispose or to direct the disposition of (i) Sanofi-Aventis : 4,322,369 (ii) Aventis Pharmaceuticals Inc : 2,343,721 (iii) Aventis Holdings Inc.: 4,322,369 (iv) Aventis Inc. : 4,322,369
(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group
Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group
Item 9 is not applicable.

Item 10.	Certification
Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

Date: February 14, 2006	By:	/s/ Jean-Claude Leroy

Jean-Claude LEROY
Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS PHARMACEUTICALS INC.

Date: February 14, 2006	By:	/s/ John M. Spinnato
John M. SPINNATO
Vice President and General Counsel - Pharmaceutical Operations

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS HOLDINGS INC.

Date: February 14, 2006	By:	/s/ Kathleen A. Winter
Kathleen A. WINTER
President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVENTIS INC.

Date: February 14, 2006	By:	/s/ Kathleen A. Winter
Kathleen A. WINTER
President